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                              June 17, 2024

       Luke A. Sarsfield III
       Chief Executive Officer
       P10, Inc.
       4514 Cole Avenue, Suite 1600
       Dallas, Texas 75205

                                                        Re: P10, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed May 29, 2024
                                                            File No. 333-279769

       Dear Luke A. Sarsfield III:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1

       General

   1. We note your statement in the Explanatory Note after page 14 that you are using this registration statement
to deregister unsold shares from two prior registration statements.
                                                        Please provide an
analysis supporting your conclusion that you are eligible to use this registration statement
to deregister shares as opposed to post-effective amendments to the prior registration
statements. Refer to your undertaking in both of the previous registration statements provided
pursuant to Item 512(a)(3) of Regulation S-K. In addition, please relocate the
Explanatory Note above the Cover Page.
       Selling Stockholders, page 6

   2. We note that you disclose on page 90 of your Annual Report on Form 10-K for the fiscal year ended December 31,
2023 that WTI sellers obtained obtained 3,916,666 membership units of P10
Intermediate, which can be exchanged into 3,916,666 shares of P10 Class A
 Luke A. Sarsfield III
P10, Inc.
June 17, 2024
Page 2
       common stock. However, we further note that you are registering for resale over 56 million shares of P10 Class A common stock. Please revise your disclosure to describe how, when and in what manner the selling stockholders acquired the shares being registered for resale, including the terms of any earnouts, what earnouts have been received to date and what remain to be received. Refer to Item 507 of Regulation S-K.
Plan of Distribution, page 10

3. We note your disclosure on page 10 that your selling securityholders may sell their securities in one or more underwritten offerings. Please confirm your understanding that the retention by a selling stockholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Robert Arzonetti at 202-551-8819 or Todd Schiffman at 202-551-3491
with any other questions.



                                                            Sincerely,
FirstName LastNameLuke A. Sarsfield III
                                                            Division of
Corporation Finance
Comapany NameP10, Inc.
                                                            Office of Finance
June 17, 2024 Page 2
cc:       Todd E. Lenson
FirstName LastName